Filed Pursuant To Rule 433

Registration No. 333-180974

August 15, 2013

WORLD GOLD COUNCIL

Gold Demand Trends

Second quarter 2013

August 2013 www.gold.org

Tonnes

1,600

1,400 + 221.7

1,200 + 154.7 +0.9

974.6

1,000

-402.2 856.3

800 -93.4 -118.2 600 400 200

0

Q2’12 Jewellery Technology Total bar ETFs and Central Q2’13 Net change and coin similar bank net Q2’13 – Q2’12 demand products purchases Source: Thomson Reuters GFMS, World Gold Council

Contents

Executive summary 02

Global gold market – second quarter 2013 review 06

Jewellery 06

Investment 08

Central banks 10

Technology 10

Supply 11

Gold demand statistics 13

Appendix 21

Notes and definitions 25

Contributors

Louise Street louise.street@gold.org

Krishan Gopaul krishan.gopaul@gold.org

Johan Palmberg johan.palmberg@gold.org

Juan Carlos Artigas juancarlos.artigas@gold.org

Marcus Grubb

Managing Director, Investment marcus.grubb@gold.org

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Executive summary

In a turbulent quarter, demand fell by 12% to 856.3 tonnes (t). A wave of outflows from ETFs was the principal cause of the decline, although this was mitigated by record demand for gold bars and coins. Continuing the theme of the previous quarter, demand for jewellery grew significantly to reach multi-year highs. Supply declined by 6%, the primary reason being a marked contraction in recycling.

Table 1: Q2 2013 gold demand overview

	Tonnes				US$mn			
	Q2'12	Q2'13	5-year average	Year on Year % change	Q2'12	Q2'13	5-year average	Year on Year % change
Jewellery	420.8	575.5	503.9	37	21,775	26,179	20,854	20
Technology	103.3	104.3	108.8	1	5,348	4,743	4,528	-11
Investment	285.9	105.4	374.5	-63	14,794	4,794	15,779	-68
Total bar and coin demand	285.9	507.6	297.7	78	14,795	23,091	12,968	56
ETFs and similar products	0.0	-402.2	76.8	-	-1	-18,297	2,809	-
Central bank net purchases	164.5	71.1	49.9	-57	8,514	3,236	2,776	-62
Gold demand	974.6	856.3	1,037.1	-12	50,430	38,952	43,936	-23

Source: Thomson Reuters GFMS, World Gold Council

The 12% decline in tonnage demand translated into a 23% drop in value to US$39bn – its lowest level for more than three years (**Table 1**). Q2 saw an absolute drop in the gold price of more than US$400/oz – a double-digit decline in the average quarterly price compared with both Q1 2013 and Q2 2012 (**Table 2**). In the context of this price move, the decline in value terms is unsurprising. That total bar and coin demand was able to reach a record value of US$23.1bn in spite of such a sizeable price move is testament to the strength of demand in that sector.

The price action also had an impact on the supply side of the gold market resulting in a sharp contraction in recycling. In what is a normal reaction to sharply weaker prices, recycling activity shrank – primarily due to consumers in developing markets holding onto their stocks of old gold as the profit motive waned along with the gold price. Please see the section on supply for a more in depth discussion of recycling.

The second quarter saw: 1) a continuation of the strong recovery in consumer demand for jewellery; 2) the prominent role of India and China on the global stage; 3) a divergence between different elements of investment; and 4) a shift in focus from West to East – all of which were amplified compared to last quarter.

Gold Demand Trends | Second quarter 2013

Table 2: Average gold prices in various currencies

	2011	2012	Q2'12	Q3'12	Q4'12	Q1'13	Q2'13	Q2'13 vs Q2'12 % chg
US$/oz	1,571.5	1,669.0	1,609.5	1,652.0	1,721.8	1,631.8	1,414.8	-12
€/oz	1,129.9	1,298.7	1,254.7	1,320.2	1,328.8	1,235.6	1,083.2	-14
£/oz	980.8	1,053.0	1,016.6	1,045.3	1,072.6	1,051.6	921.4	-9
CHF/kg	44,649.6	50,323.7	48,464.7	51,088.5	51,603.7	48,792.5	42,865.7	-12
¥/g	4,015.8	4,278.2	4,144.4	4,174.8	4,478.6	4,834.7	4,492.5	8
Rs/10g	23,624.1	28,639.4	28,004.8	29,302.1	29,964.7	28,420.8	25,381.0	-9
RMB/g	326.3	338.5	327.6	337.3	345.7	326.5	280.0	-15
TL/g	85.4	96.6	93.5	95.8	99.3	93.6	83.6	-11

Source: LBMA, Thomson Reuters Datastream, World Gold Council

The great gold jewellery rush

Having flexed their muscles in the first quarter, jewellery consumers were out in force again in Q2, pushing the value of demand to near-record levels. Tonnage surged to such an extent – far outweighing the decline in the average gold price – that demand in value terms was up 20%.

Although jewellery demand is influenced by a wide set of factors, including economic growth, consumer sentiment and disposable income, to name a few, all were eclipsed by the effect of the drop in the gold price. The resultant buying frenzy caused a huge rise in regional premiums on gold, as supply chain bottlenecks caused delays in meeting demand.

The upward trend was almost universal, with the most notable year-on-year improvements occurring in India, China, the Middle East and smaller Asian countries. The focus in most markets was on higher carat jewellery with its connotations as an investment proxy. Europe was the only region not to see an improvement in jewellery demand, unsurprisingly in light of continued concerns over the region's economic wellbeing.

As we had expected, the US delivered a second consecutive quarter of growth, with lower jewellery price points well received. Although demand was again healthiest at the high end of the US market, there was also evidence of a slowdown in the shift to lower carat items in the middle segment. Demand was augmented by growth at the wholesale level, with lower prices presenting a favourable opportunity to embark on early stock building in preparation for the seasonally strong fourth-quarter.

India and China still lead the field

The consumer market for gold was once again dominated by global leaders India and China, which together accounted for almost 60% of the global jewellery sector and around half of total bar and coin demand. On a year-to-date basis, total consumer demand (for jewellery, bars and coins) in each country is almost 50% ahead of the same period in 2012.

In both markets, the strength in second quarter demand was indicative of opportunistic buying not only at the consumer level but also by the trade, which used the opportunity to bolster stocks. This attitude among consumers is perhaps a more surprising result for China, where the historical tendency has been to buy into a rising trend, and is more remarkable for the fact that the second quarter is traditionally a seasonal low point for gold, coming as it does after the Q1 peak of Chinese New Year-related purchases. However, the response in part reflects the strength of positive price expectations in the market, a view that was replicated in India and which is borne out by World Gold Council survey results, as discussed overleaf.

02_03

Chart 1 depicts an increasing conviction among Indian and Chinese consumers that gold prices will be stable or higher in the future, with particular positivity around longer-term expectations for the gold price. What is notable is that positive price expectations appeared to have increased with subsequent drops in the price, illustrating extremely resilient sentiment around the future trajectory of gold.

The strength of growth confirms that gold jewellery remains highly desirable, with consumers committed to spending their allocated budget rather than taking advantage of lower prices to spend less: indeed, both markets saw an increase in the value of jewellery demand (in local currency terms) in excess of 30%, suggesting that budgets were increased to make the most of the opportunity. The positive response to the price drop was enhanced by supportive conditions in both countries: a growing middle class and relatively high inflation/inflation expectations, combined with the ingrained cultural significance of gold.

The Q2 data also confirms that the investment case for gold in China remains compelling: the poorly performing stock market is not an attractive alternative investment; concern lingers over the possibility of a domestic credit crisis and economic slowdown; inflation, although much less of an issue than in previous years, is creeping higher; and gold investment products are increasingly available and easily accessible to a captive domestic audience.

The second quarter in India, where bar and coin demand reached a record high, clearly needs to be considered in the context of domestic developments, given government efforts to curb gold imports and their contribution to the current account deficit. The introduction of restrictions on payment terms for gold imports in May and an increase in import duties in early June created uncertainty in the market but had a limited impact on end-user demand, which was met by stocks that had been built up to healthy levels following the April price drop. Nevertheless, imports tailed off in June with demand slowing sharply as the market entered its seasonal quiet period and as the government extended the restrictions on gold imports as well as further raising import duties to 8%.

In more recent weeks, the change in emphasis from restricting payment terms to linking import quotas to exports is likely to create further confusion and exaggerate the normal Q3 lull in Indian demand ahead of the Q4 festival and wedding season. However, it is interesting to note that price premiums in India have recently spiked higher again, suggesting that demand is healthy. A good monsoon season so far also bodes well for demand later in the year, with the assumption that the market will by then have had time to digest and acclimatise to the recent restrictions imposed by the Reserve Bank of India (RBI).

Chart 1: Survey of Indian and Chinese consumers: Over the next five years, what do you think will happen to the gold price?

May 2013 (Average price of gold during fieldwork: US$1,461/oz)

It will increase 62%

It will remain stable 20%

It will decrease 13%

Don’t know 5%

July 2013 (Average price of gold during fieldwork: US$1,235/oz)

It will increase 66%

It will remain stable 19%

It will decrease 11%

Don’t know 4%

Survey results reveal positive future price expectations among Indian and Chinese consumers following the April price pullback.

These results help to explain the strength of the demand response.

Note: Survey of 1,000 Indian and 1,000 Chinese consumers and their attitudes towards gold conducted by the World Gold Council during May – July 2013.

Source: World Gold Council

Gold Demand Trends | Second quarter 2013

Investment forces counterbalance

As we discussed in the previous issue of Gold Demand Trends, ETF outflows accelerated during the second quarter as a number of hedge funds and speculative investors exited their positions in reaction to predictions of US economic recovery. The prospect of the US government tapering quantitative easing by the end of 2013 had a disproportionate downward impact on the gold price as some investors in ETFs saw their key rationale for seeking a safe haven in gold fade (for a fuller discussion on the factors that affect gold’s performance, please see Gold Investor, Volume 3 ).1 The net result was a more-than 400-tonne reduction in ETF holdings in Q2.

Conversely, the precipitous price drop elicited an unprecedented response from ‘retail’ buyers of gold bars and coins – a phenomenon examined in our recent Market Update.2 Demand in this sector of the market mushroomed as strategic investors – focused on gold’s core qualities as an inflation-hedge and store of wealth – took advantage of lower prices to add to their long-term holdings.

These two sectors deviated more widely in the second quarter, with record demand for gold bars and coins moderately exceeding record ETF outflows (Chart 2). However, while ETFs may continue to contract, we expect the pace to slow as the holder base becomes stickier. Bar and coin demand may struggle to maintain the exceptional levels of the past quarter, however it has solid underpinnings – most notably in the Asian markets.

Focus shifts Eastwards

The divergence between ETF demand and bar/coin demand is illustrative of another shift within the investment segment: a geographical swing from West to East.

The 2008 crisis caused a shift in the investment pendulum towards western markets: gold investment in Europe and the US was reinvigorated as the crisis unfolded. A reversal of this shift will be a likely feature in the coming quarters, with the focus for demand moving from the west back to the east, particularly as India and China cement their dominant position.

There is evidence to suggest that this is an increasingly widely held view: Australia and New Zealand Banking Group (ANZ) is the latest bank to have opened gold vaulting facilities in Singapore – a market that is on its way to becoming a trading hub for the Asia-Pacific region – in order to satisfy growing demand from the region. That Japanese gold ETFs saw a counter-trend rise in holdings during the second quarter, albeit representing a fraction of global holdings, underscores the geographical flow.

Chart 2: Investment demand by category

Tonnes

800 600 400 200 0 -200 -400 -600

Q2’10 Q4’10 Q2’11 Q4’11 Q2’12 Q4’12 Q2’13

Physical bar demand Official coin Medals/imitation coin ETFs and similar products

Record demand for gold bars and coins compensates for ETF outflows in the second quarter.

Source: Thomson Reuters GFMS, World Gold Council

1 World Gold Council, Gold Investor, Volume 3, What drives gold? Factors that influence gold and its role in a portfolio, July 2013

2 World Gold Council, Market Update, Second quarter 2013.

04_05

Global gold market – second quarter 2013 review

Jewellery

Quarterly jewellery volume rose to its highest level for five years as the sharp drop in prices met with a very positive reception across the globe. Despite the lower prices, demand in value terms was the fourth highest on record.

India and China generated the largest volume increase – almost 120t of the 155t increase in demand was from the two Asian giants. We see a notable dampening of Indian demand over the coming months, more than would normally be expected during the usual Q3 slowdown, as the market digests import regulation changes. Indications for the fourth quarter so far remain positive. In China, continued expansion of the domestic jewellery retail network and growth in production capacity has positive longer-term implications for jewellery demand, but the market faces possible shorter-term headwinds from a more material economic slowdown. Please refer to the Executive Summary for a more detailed look at these markets.

Hong Kong generated the strongest percentage growth in demand, surging to a record 12.1t (Chart 3). Similar conditions to those in mainland China were experienced: jewellery retailers were swarmed and stocks were exhausted with notable time delays in replenishing showrooms. Mainland consumers accounted for much of the growth in demand as tourist numbers swelled. Domestic consumers focused their attention on wedding jewellery, taking advantage of the favourable price environment.

Chart 3: Jewellery demand by country in volume (Q2’13 vs Q2’12, % change)

% change

80 70 60 50 40 30 20 10 0 -10 -20 -30

Other Gulf UAE Taiwan USA Japan Italy UK

Hong Kong China India Egypt Thailand Turkey Indonesia Vietnam Saudi Arabia South Korea Russia

• Lower prices saw consumers across Asia and the Middle East clamouring to buy.

• The double-digit growth in jewellery demand seen in most markets was bolstered by replenishment of stocks at the trade level.

Source: Thomson Reuters GFMS, World Gold Council

Gold Demand Trends | Second quarter 2013

Double-digit growth was commonplace among the smaller Asian markets, although Japan was a notable outlier, being unchanged from the previous year as consumers focused instead on investment products. In Indonesia, demand of 7.8t was the strongest second quarter since Q2 2009. Domestic demand was particularly responsive to the April price drop. Demand was more subdued in June, however there were signs of a renewed pick-up in July. Stock replenishment at the trade level also contributed to growth.

Turkish jewellery demand hit a record high in terms of local currency value at TL2.2bn, well above its 21t five-year quarterly average. As well as the expected bargain hunting among consumers (which was concentrated in 22-carat due to the investment overlap of that segment), trade demand was also a key feature of this market. The opportunity to build inventories at lower prices ahead of the summer sales peak proved attractive to the trade.

Growth across the Middle Eastern region was almost purely price-related and we have commented previously on the extreme impact on price premiums in Dubai. Demand in the UAE was heavily buttressed by the substantial ex-pat Indian community, which favours 22-carat items.

Western consumers did not respond with quite the same relish to the lower price environment. As discussed in the Executive Summary, the US market saw an improvement that was not replicated in the western European markets, where negative economic conditions overwhelmed the positive impact of lower prices. Italian consumers expressed an increasing interest in silver and non-precious alternatives. In the UK, the 9-carat segment was one of the worst hit, losing out to the high-volume fashion market. UK hallmarking statistics also reveal a relatively healthy quarter for the high-end 22-carat segment, indicating a relative increase in the gold content of each piece being hallmarked.

Jewellery demand in Russia continued to normalise towards pre-crisis levels. Reports suggest a growing divergence in the market, with demand being concentrated in both the high and low ends of the market. While the prospects for 2013 as a whole are good, the softening of domestic economic conditions suggests a tempering of growth in this segment further out.

06_07

Investment

As discussed in the Executive Summary, the notable decline in demand for gold investment products in Q2 conceals a less clear-cut picture: one of professional investors liquidating ETFs, while investors in Asian and Middle Eastern markets eagerly absorbed the gold coming onto the market in the form of bars and coins. This divergent picture highlights the unique balance in the gold market, which sees demand from one sector compensating for declines elsewhere.

Total investment demand (which includes OTC investment and stock flows – the element of investment capturing less visible investment flows and possible stock changes, as well as any statistical residual) also showed a notable year-on-year decline. In value terms, total investment was at a two-year low.

The 151.5t of OTC investment and stock flows demand was made up of inflows from a number of different sources, including investment in gold deposit accounts (not captured in total bar and coin demand): growing interest in such investment vehicles was notable in China, Turkey and Japan. The numbers are also thought to reflect a continued shift into allocated accounts by some investors who sold out of their ETF positions.

During the first half of the year, bar and coin demand has reached 913.2t, around three-quarters of the 2012 annual total (Chart 4). The extent of demand is supported by recent statistics released by the LBMA, showing a second consecutive 12-year high in the monthly volume of gold transferred between accounts held by bullion clearers in June. Transactions averaged 29.0 million ounces per day during the month ‘buoyed by strong physical demand, particularly from China and India’ according to the LBMA.3

The global response to the price decline was almost universally positive – France being the sole exception among the individual countries that we monitor. Excluding India and China (which are discussed in detail in the Executive summary), the 262.7t of demand from the rest of the world has been exceeded on only two previous occasions: in Q4 2008, the aftermath of the financial crisis; and Q3 2011 as Europe was engulfed by the sovereign debt crisis.

Chart 4: Total bar and coin demand

Tonnes

1,600

1,400

1,200

1,000

800

600

400

200

0

2009 2010 2011 2012 2013

January – June July – December

Total bar and coin demand for the first half year is running at 76% of the average annual total from 2009 – 2012.

Source: Thomson Reuters GFMS, World Gold Council

3 http://www.lbma.org.uk/pages/index.cfm?page_id=51&title=clearing_-_most_recent_figures

Gold Demand Trends | Second quarter 2013

For the most part, investors were encouraged by the price fall, viewing it as an opportunity to add to their holdings more cheaply. The resultant increase in net investment was magnified as lower prices also discouraged profit-taking on existing investment; Japan was a prime example of this. Gross new investment outweighed selling by 4.5t in Japan, a market that has seen virtually continuous disinvestment since 2006 (with the exception of the somewhat anomalous Q4 2008, when volatile currency and stock markets generated a temporary surge in investment). The younger generation in Japan was the main source of demand, representing a source of new investment in the market. At the same time, profit taking among the older generation, which had been triggered by the almost ¥5,000/g peak early in the quarter, dropped markedly in line with the price.

We have previously commented on the possibility of Asian investors absorbing the gold flowing out of ETFs in recent months and this would seem to be the case. The high - in some cases record - gold price premiums that were reached during the second quarter in a number of markets were the result of bottle-necks in the supply chain as refiners, even working at full capacity, struggled to convert larger gold bars (London Good Delivery bars and 100-oz bars) into smaller bars fast enough to meet the needs of Asian consumers. Growth in the smaller markets – Thailand, Vietnam and Indonesia – underscores this theme. Year-to-date, the combined demand from these three markets is up 46% with premiums on gold sold by Vietnam’s central bank at times exceeding US$200/oz.

The jump in investment across the European region was dominated by Germany and other German-speaking countries. Demand was heavily concentrated in bars rather than coins; 250g bars in particular were reported as being the most popular. Switzerland’s healthy investment number masked a decent amount of selling as well as robust net new investment.

US investors were similarly inspired by the opportunity to add to their bar and coin holdings at lower prices. American eagle coins flew off the shelves, to such an extent that stocks of the one-tenth ounce coins – which had been built up prior to mid-April – sold out and sales of that denomination were briefly halted.

Investment in Turkey hit new quarterly records for both volume (37.9t) and Lira value (TL3.2bn). Advanced purchasing of coins for gifting during the summer wedding season made a notable contribution to the numbers, which largely reflected strategic investment purchases. The opening weeks of the third quarter saw a strike at the Turkish mint, which may have generated a spike in unofficial flows during the current quarter.

Turkey’s strong quarter was mirrored in the regional total for the Middle East, which was a record 11.6t. Demand in the UAE was again heavily influenced by the non-resident Indian population.

While the April price correction generated a strong surge in demand, the initial response to the June price fall was somewhat more cautious in a number of markets. However, anecdotal evidence suggests that interest subsequently revived during the opening weeks of July as price volatility subsided. While indications are that some of the recent surge in demand was tactical in nature – and therefore could result in a degree of profit-taking should higher prices materialise during the remainder of the year – the bulk was from long-term investors adding to their physical holdings of gold.

08_09

Central banks

The rate at which central banks added gold to their reserves stayed within the broad 70-160t range we have previously cited (Chart 5). Although the pace of demand slowed, the year-on-year comparison is made with a record quarter in Q2 2012. The lower rate of purchasing is likely a result of a number of factors: the volatile price moves during the quarter; weakness in emerging market currencies; and the declining rate of growth in foreign exchange reserves among some banks.

Purchases were concentrated among countries in the CIS region, the largest being Russia with 15 tonnes over the quarter. Year-to-date, Russian gold reserves have grown by almost 39t. Germany’s small sale in June (of less than 1 tonne) was the latest in a series of regular sales to the finance ministry for the purpose of minting coins.

We expect central banks to remain net buyers of gold, although there may be a slight drop-off in annual demand to between 300-350t. This is still roughly in line with the average for the last three years. The fundamental arguments for central bank buying remain in place; allocations to gold are still largely far below ‘optimal’ in many emerging markets; and the desire to diversify away from an over-dependence on the US dollar continues to inform asset allocation strategy at many central banks.

Technology

The use of gold in technological applications was marginally higher in Q2, the first – albeit modest – quarter of year-on-year growth for two years. Marginal growth in electronics and ‘other industrial and decorative’ was partially eroded by continued decline in dental demand.

Inventory build in the electronics supply chain contributed to growth in the sector. The gold price correction provided a much needed boost to the sector as manufacturers took advantage of lower prices to replenish previously liquidated assets. Growth was concentrated in the semi-conductor space (dominated by mobile phones and tablets as well automotive-specific applications). Migration from gold to copper in the production of bonding wire remains a significant threat to demand in this area.

Other industrial and decorative demand for gold also benefited from the lower price environment. India as usual dominated the segment (primarily through demand for jari – gold thread used in the weaving of saris) as the price sensitive market rushed to replenish stocks.

Dental demand was unable to reverse its long term decline, slipped to a new all-time low. Increasing use of ceramics, base metals and palladium further eroded gold’s share of this market.

Chart 5: Central bank contributions to demand in tonnes

Tonnes

175

150

125

100

75

50

25

0

-25

Q2’10 Q4’10 Q2’11 Q4’11 Q2’12 Q4’12 Q2’13

Net sales Net purchases 3-year quarterly average

Central banks complete their tenth consecutive quarter of net purchases.

Purchases were concentrated among central banks in the CIS region.

Source: Thomson Reuters GFMS, World Gold Council

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Gold Demand Trends | Second quarter 2013

Supply

A 62.4t decrease in the supply of gold during the second quarter was almost solely due to reduced quantities of recycling coming onto the market (Chart 6).

As briefly discussed earlier, a fall in the supply of recycling was heavily influenced by the developing world, where well-informed consumers are able to respond at speed to changes in the gold price. Recycling in those markets dropped 25% compared with Q2 2012 and, given price expectations among consumers in China and India (Chart 1), a resurgence in supply would likely require a significant recovery in the price.

The 672.1t of recycling supply in the first six months of the year was the lowest first-half total since 2007. The fact that this element has subsided to pre-crisis levels is a function not just of lower prices but of a lower need for ‘distress selling’ among consumers in developed markets, particularly the US. Recycled gold supplied by industrialised countries was 14% below the same period a year earlier and there is little scope for any material growth from this quarter, given further signs of economic recovery in a number of markets and the severe depletion of stocks of old gold available for sale.

Recycling has generated, on average, 40% of total supply over the last five years. Supply from this sector, particularly in the developing markets, is highly price sensitive; as such, the immediate and notable contraction in the second quarter – to 30% of total supply – was to be expected.

This is broadly borne out by historical precedent: Table 3 summarises a simple analysis between gold prices and recycling. It highlights the change in recycling (in US$ value terms) during previous periods in which the annual average gold price declined in at least two consecutive years, with a cumulative decline of at least 10%.

The data shows a correlation between recycling activity and the gold price, with a 10% decline in price on average corresponding with a 14% decline in the value of recycled gold when periods of substantial and sustained price pullbacks occur. It is worth noting, however, that gold prices are not the only driver of recycling. Economic and income growth as well as price volatility can also have an effect.

Table 3: Value of recycling during prolonged price declines

Cumulative decline in annual average gold price (London PM fix) Q2’12

Cumulative reduction in of recycling (US$ value)

1980–1982

-38.9%

-69.8%

1983–1985

-25.1%

-15.5%

1987–1989

-14.7%

-27.4%

1990–1992

-10.3%

-17.6%

1996–1999

-28.2%

-30.8%

Average

-23.4%

-32.2%

Chart 6: Quarterly supply in tonnes

Tonnes

1,400 1,200 1,000 800 600 400 200 0 -200

Q2’10 Q4’10 Q2’11 Q4’11 Q2’12 Q4’12 Q2’13

Mine production Net producer hedging Recycled gold

Recycling activity subsided to pre-crisis levels largely in reaction to the price pullback.

Mine production expanded modestly, with largest contribution to year-on-year growth coming from China.

Source: Thomson Reuters GFMS, World Gold Council

10_11

There are a number of reasons for this relationship between recycling and the gold price: not only are consumers less likely to part with their old gold at lower prices (the profit motive being less appealing), but improving economic sentiment also makes recycling less necessary for consumers in need of funds. Add in the fact that the process of recycling gold becomes less economically viable at lower prices and you have the makings of a smaller contribution from this sector of the market as the price declines.

The second quarter saw an extension of the upward drift in mine production, which has been relatively stable with a moderate upward bias since Q1 2008. Main contributors to growth in the sector were little changed from last quarter, with China generating the bulk of the increase thanks to expansion among a number of small- to medium-sized operations. Production at Pueblo Viejo in the Dominican Republic continued to ramp up and in Brazil, three new operations have come on stream since Q2 2012, boosting the year-on-year comparison.

Peru and Ghana were joined by Indonesia on the list of regions that saw a year-on-year decline in mine production.

While mine production historically has been slow to react to changes in the price, the extent of the fall in the second quarter has elicited a swift response from gold producers. Recent spending cuts and the closure of costly operations across the industry may start to have an impact on the supply pipeline by the end of this year.

De-hedging of 15t was indicative of a continued desire among producers to reduce further their outstanding hedge positions. Interest in taking out fresh hedging positions was virtually non-existent and any such activity was confined largely to guarding against price volatility rather than insuring against an extended down trend in the price.

Gold demand statistics

Table 4: Gold demand (tonnes)

	2011	2012	Q3'11	Q4'11	Q1'12	Q2'12	Q3'12	Q4'12	Q1'13	Q2'13[1]	Q2'13 vs Q2'12 % chg	4-quarter % chg[2]
Jewellery	1,975.1	1,896.1	457.0	472.5	490.8	420.8	462.1	522.5	551.4	575.5	37	15
Technology	451.7	407.5	115.2	103.4	105.8	103.3	102.1	96.2	102.2	104.3	1	-5
Electronics	319.9	284.5	82.7	72.7	73.8	71.4	72.3	67.0	71.8	72.8	2	-6
Other industrial	88.9	84.4	22.1	20.3	22.0	22.1	20.5	19.9	21.5	22.3	1	-3
Dentistry	42.9	38.6	10.5	10.4	10.0	9.8	9.3	9.4	8.8	9.2	-6	-10
Investment	1,703.8	1,534.7	508.9	462.4	397.9	285.9	425.3	425.6	229.1	105.4	-63	-28
Total bar and coin demand	1,518.7	1,255.6	421.5	358.0	344.7	285.9	287.5	337.4	405.6	507.6	78	9
Physical bar demand	1,185.8	944.6	327.0	281.3	265.4	211.7	213.9	253.7	294.7	370.7	75	4
Official coin	245.2	197.5	74.5	58.7	52.8	51.4	43.9	49.4	80.1	98.6	92	15
Medals/imitation coin	87.8	113.4	20.0	18.1	26.5	22.8	29.7	34.3	30.8	38.4	68	52
ETFs and similar products[3]	185.1	279.1	87.4	104.4	53.2	0.0	137.8	88.1	-176.5	-402.2	-	-
Central bank net purchases	456.8	544.4	140.8	112.8	115.2	164.5	113.3	151.4	109.7	71.1	-57	-16
Gold demand	4,587.4	4,382.7	1,221.9	1,151.1	1,109.7	974.6	1,102.8	1,195.6	992.4	856.3	-12	-7
London PM fix (US$/oz)	1,571.5	1,669.0	1,702.1	1,688.0	1,690.6	1,609.5	1,652.0	1,721.8	1,631.8	1,414.8	-12	-4

1 Provisional.
2 Percentage change, 12 months ended June 2013 vs 12 months ended June 2012.
3 For a listing of the Exchange Traded Funds and similar products, please see the *Notes and definitions*.
Source: LBMA, Thomson Reuters GFMS, World Gold Council

Table 5: Gold demand (US$mn)

	2011	2012	Q3'11	Q4'11	Q1'12	Q2'12	Q3'12	Q4'12	Q1'13	Q2'13[1]	Q2'13 vs Q2'12 % chg	4-quarter % chg[2]
Jewellery	99,794	101,745	25,007	25,641	26,676	21,775	24,543	28,923	28,927	26,179	20	10
Technology	22,823	21,865	6,306	5,611	5,752	5,348	5,423	5,325	5,362	4,743	-11	-9
Electronics	16,164	15,266	4,523	3,946	4,010	3,696	3,841	3,708	3,769	3,310	-10	-10
Other industrial	4,493	4,530	1,207	1,103	1,196	1,142	1,087	1,100	1,130	1,012	-11	-7
Dentistry	2,166	2,069	576	563	546	509	495	518	462	421	-17	-14
Investment	86,085	82,350	27,847	25,097	21,628	14,794	22,589	23,559	12,017	4,794	-68	-30
Total bar and coin demand	76,735	67,375	23,067	19,431	18,736	14,795	15,272	18,680	21,278	23,091	56	3
Physical bar demand	59,911	50,689	17,897	15,267	14,424	10,954	11,360	14,044	15,463	16,863	54	-1
Official coin	12,388	10,600	4,076	3,184	2,870	2,661	2,333	2,735	4,202	4,484	68	8
Medals/imitation coin	4,436	6,086	1,094	980	1,442	1,180	1,579	1,901	1,614	1,745	48	46
ETFs and similar products[3]	9,350	14,975	4,780	5,666	2,892	-1	7,317	4,879	-9,261	-18,297	-	-
Central bank net purchases	23,081	29,211	7,708	6,121	6,259	8,514	6,020	8,379	5,756	3,236	-62	-18
Gold demand	231,783	235,171	66,869	62,470	60,315	50,430	58,575	66,185	52,061	38,952	-23	-10

1 Provisional.
2 Percentage change, 12 months ended June 2013 vs 12 months ended June 2012.
3 For a listing of the Exchange Traded Funds and similar products, please see the *Notes and definitions*.
Source: LBMA, Thomson Reuters GFMS, World Gold Council

12_13

Table 6: Total investment demand (tonnes except where specified)

	2011	2012	Q3'11	Q4'11	Q1'12	Q2'12	Q3'12	Q4'12	Q1'13	Q2'13[1]	Q2'13 vs Q2'12 % chg	4-quarter % chg[2]
Investment	1,703.8	1,534.7	508.9	462.4	397.9	285.9	425.3	425.6	229.1	105.4	-63	-28
Total bar and coin demand	1,518.7	1,255.6	421.5	358.0	344.7	285.9	287.5	337.4	405.6	507.6	78	9
Physical bar demand	1,185.8	944.6	327.0	281.3	265.4	211.7	213.9	253.7	294.7	370.7	75	4
Official coin	245.2	197.5	74.5	58.7	52.8	51.4	43.9	49.4	80.1	98.6	92	15
Medals/imitation coin	87.8	113.4	20.0	18.1	26.5	22.8	29.7	34.3	30.8	38.4	68	52
ETFs and similar products[3]	185.1	279.1	87.4	104.4	53.2	0.0	137.8	88.1	-176.5	-402.2	-	-
OTC investment and stock flows[4]	-88.4	30.3	-30.8	21.3	-73.9	110.9	50.9	-57.5	65.5	151.5	37	667
Total investment	1,615.4	1,565.0	478.0	483.7	324.0	396.8	476.2	368.0	294.6	256.9	-35	-17
Total investment US$mn	81,617	83,976	26,160	26,250	17,608	20,535	25,291	20,373	15,455	11,688	-43	-20

1 Provisional.
2 Percentage change, 12 months ended June 2013 vs 12 months ended June 2012.
3 For a listing of the Exchange Traded Funds and similar products, please see the *Notes and definitions*.
4 For an explanation of OTC investment and stock flows, please see the *Notes and definitions*.

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Table 7: Gold supply and demand World Gold Council presentation

	2011	2012	Q3'11	Q4'11	Q1'12	Q2'12	Q3'12	Q4'12	Q1'13	Q2'13[1]	Q2'13 vs Q2'12 % chg	4-quarter % chg[2]
Supply												
Mine production	2,838.8	2,862.5	742.1	725.1	666.2	706.9	744.1	745.3	676.5	732.2	4	2
Net producer hedging	10.8	-40.2	3.7	-15.2	-1.3	-8.0	1.3	-32.2	-11.0	-15.0	-	-
Total mine supply	2,849.6	2,822.3	745.8	709.9	664.9	699.0	745.4	713.1	665.5	717.2	3	1
Recycled gold	1,649.4	1,590.7	460.5	422.3	382.8	389.0	433.3	385.6	363.8	308.3	-21	-10
Total supply	4,499.0	4,413.0	1,206.3	1,132.2	1,047.7	1,087.9	1,178.7	1,098.7	1,029.3	1,025.5	-6	-3
Demand												
Fabrication												
Jewellery[3]	1,975.1	1,896.1	472.2	432.3	502.7	423.2	487.1	483.1	522.8	593.1	40	14
Technology	451.7	407.5	115.2	103.4	105.8	103.3	102.1	96.2	102.2	104.3	1	-5
Sub-total above fabrication	2,426.8	2,303.6	587.4	535.7	608.5	526.6	589.2	579.3	625.0	697.4	32	10
Total bar and coin demand	1,518.7	1,255.6	421.5	358.0	344.7	285.9	287.5	337.4	405.6	507.6	78	9
ETFs and similar	185.1	279.1	87.4	104.4	53.2	0.0	137.8	88.1	-176.5	-402.2	-	-
Central bank net purchases[4]	456.8	544.4	140.8	112.8	115.2	164.5	113.3	151.4	109.7	71.1	-57	-16
Gold demand	4,587.4	4,382.7	1,237.1	1,111.0	1,121.6	977.0	1,127.8	1,156.3	963.8	874.0	-11	-7
OTC investment and stock flows[5]	-88.4	30.3	-30.8	21.3	-73.9	110.9	50.9	-57.5	65.5	151.5	37	667
Total demand	4,499.0	4,413.0	1,206.3	1,132.2	1,047.7	1,087.9	1,178.7	1,098.7	1,029.3	1,025.5	-6	-3
London PM fix (US$/oz)	1,571.5	1,669.0	1,702.1	1,688.0	1,690.6	1,609.5	1,652.0	1,721.8	1,631.8	1,414.8	-12	-4

1 Provisional.
2 Percentage change, 12 months ended June 2013 vs 12 months ended June 2012.
3 Jewellery fabrication. The quarterly data differ from those for jewellery consumption shown in Table 4. Fabrication is the first transformation of gold bullion into a semi-finished or finished product. Jewellery consumption is equal to fabrication plus/minus jewellery imports/exports plus/minus stocking/de-stocking by distributors and manufacturers. On an annual basis, the consumption and fabrication data series will reconcile.
4 Excluding any delta hedging of central bank options.
5 For an explanation of OTC investment and stock flows, please see the *Notes and definitions*.

Source: LBMA, Thomson Reuters GFMS, World Gold Council. Data in the table are consistent with those published by Thomson Reuters GFMS in their Gold Survey but adapted to the World Gold Council's presentation.

Gold Demand Trends | Second quarter 2013

Table 8: Indian supply estimates

Figures in tonnes	Q2'12	Q3'12	Q4'12	Q1'13	Q2'13[1]	2012
Supply						
Net imports, available for domestic consumption	153	223	255	215	338	860
Domestic supply from recycled gold	30	34	28	21	10	117
Domestic supply from other sources[2]	2	2	3	2	2	10
Equals total supply[3]	185	260	286	238	349	987

1 Provisional.
2 Domestic supply from local mine production, recovery from imported copper concentrates and disinvestment.
3 This supply can be consumed across the three sectors – jewellery, investment and technology. Consequently, the total supply figure in the table will not add to jewellery plus investment demand for India.

Source: Thomson Reuters GFMS, World Gold Council

Table 9: Top 40 reported official gold holdings (as at June 2013)

		Tonnes	% of reserves			Tonnes	% of reserves
1	United States	8,133.5	70%	21	Austria	280.0	48%
2	Germany	3,390.6	66%	22	Belgium	227.4	33%
3	IMF	2,814.0	-	23	Philippines	192.7	9%
4	Italy	2,451.8	65%	24	Algeria	173.6	3%
5	France	2,435.4	65%	25	Thailand	152.4	3%
6	China	1,054.1	1%	26	Kazakhstan	130.9	19%
7	Switzerland	1,040.1	8%	27	Singapore	127.4	2%
8	Russia	996.4	7%	28	Sweden	125.7	7%
9	Japan	765.2	2%	29	South Africa	125.1	10%
10	Netherlands	612.5	52%	30	Mexico	123.9	3%
11	India	557.7	7%	31	Libya	116.6	4%
12	ECB	502.1	27%	32	BIS	115.0	-
13	Turkey	441.5	14%	33	Greece	112.0	76%
14	Taiwan	423.6	4%	34	Korea	104.4	1%
15	Portugal	382.5	84%	35	Romania	103.7	9%
16	Venezuela	365.8	66%	36	Poland	102.9	4%
17	Saudi Arabia	322.9	2%	37	Australia	79.9	6%
18	United Kingdom	310.3	12%	38	Kuwait	79.0	9%
19	Lebanon	286.8	22%	39	Indonesia	75.9	3%
20	Spain	281.6	23%	40	Egypt	75.6	21%

For information on the methodology behind this data, as well as footnotes for specific countries, please see our table of Latest World Official Gold Reserves, at http://www.gold.org/government_affairs/gold_reserves/

Source: IMF, World Gold Council

14_15

Table 10: Consumer demand in selected countries: Q2'13 (tonnes)

	Q2'12			Q2'13*			Q2'13* vs Q2'12, % change		
	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total
India	124.6	56.5	181.1	188.0	122.0	310.0	51	116	71
Greater China	108.8	50.1	158.9	167.3	127.3	294.6	54	154	85
China	99.5	47.9	147.4	152.8	122.9	275.7	54	157	87
Hong Kong	7.3	0.5	7.8	12.1	1.0	13.1	66	83	67
Taiwan	2.0	1.7	3.6	2.4	3.5	5.8	21	107	61
Japan	4.5	2.1	6.6	4.5	4.5	9.0	0	114	36
Indonesia	5.8	4.8	10.6	7.8	8.6	16.4	35	79	55
South Korea	2.0	0.8	2.8	2.1	1.1	3.2	7	40	17
Thailand	0.7	16.1	16.8	1.0	25.6	26.6	46	59	58
Vietnam	2.6	16.2	18.8	3.2	20.0	23.2	25	23	24
Middle East	42.0	7.0	49.1	55.7	11.6	67.4	33	66	37
Saudi Arabia	15.3	3.9	19.2	18.8	4.9	23.7	23	26	23
Egypt	8.4	0.5	8.8	12.5	0.9	13.4	50	84	52
UAE	14.2	2.1	16.3	18.8	4.0	22.8	32	90	40
Other Gulf	4.2	0.5	4.7	5.6	1.8	7.5	35	247	58
Turkey	19.1	18.0	37.1	26.4	37.9	64.3	38	111	73
Russia	15.8	-	15.8	16.5	-	16.5	4	-	4
USA	19.8	12.4	32.3	20.3	24.3	44.5	2	95	38
Europe ex CIS	8.3	75.6	83.9	7.1	85.8	92.9	-14	14	11
Italy	4.6	-	4.6	4.2	-	4.2	-9	-	-9
UK	3.8	-	3.8	3.0	-	3.0	-21	-	-21
France	-	0.6	0.6	-	0.3	0.3	-	-50	-50
Germany	-	33.5	33.5	-	40.6	40.6	-	21	21
Switzerland	-	17.3	17.3	-	20.4	20.4	-	18	18
Other Europe	-	24.2	24.2	-	24.5	24.5	-	1	1
Total above	353.9	259.7	613.6	499.8	468.8	968.7	41	81	58
Other	66.9	26.2	93.1	75.7	38.8	114.5	13	48	23
World total	420.8	285.9	706.7	575.5	507.6	1,083.2	37	78	53

*Provisional.

Source: Thomson Reuters GFMS, World Gold Council

Gold Demand Trends | Second quarter 2013

Table 11: Consumer demand in selected countries: Q2 2013 (value, US$mn)

	Q2'12			Q2'13*			Q2'13* vs Q2'12, % change		
	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total
India	6,448	2,924	9,371	8,552	5,549	14,101	33	90	50
Greater China	5,627	2,592	8,220	7,608	5,792	13,400	35	123	63
China	5,149	2,479	7,627	6,950	5,591	12,541	35	126	64
Hong Kong	378	27	405	550	43	594	46	61	47
Taiwan	101	87	188	107	159	265	6	82	41
Japan	233	109	342	205	205	409	-12	88	20
Indonesia	298	248	546	355	391	746	19	57	37
South Korea	101	41	143	96	51	146	-6	23	3
Thailand	35	835	870	45	1,167	1,211	29	40	39
Vietnam	134	838	972	147	910	1,057	10	9	9
Middle East	2,175	363	2,539	2,535	529	3,065	17	46	21
Saudi Arabia	792	202	994	855	223	1,078	8	10	9
Egypt	432	25	457	569	41	610	32	61	33
UAE	735	109	843	855	182	1,037	16	67	23
Other Gulf	217	27	244	257	84	340	18	205	39
Turkey	988	931	1,920	1,199	1,724	2,924	21	85	52
Russia	818	-	818	751	-	751	-8	-	-8
USA	1,026	644	1,670	921	1,104	2,025	-10	71	21
Europe ex CIS	431	3,912	4,343	324	3,903	4,227	-25	0	-3
Italy	235	-	235	189	-	189	-20	-	-20
UK	195	-	195	135	-	135	-31	-	-31
France	-	31	31	-	14	14	-	-56	-56
Germany	-	1,734	1,734	-	1,847	1,847	-	7	7
Switzerland	-	895	895	-	929	929	-	4	4
Other Europe	-	1,252	1,252	-	1,114	1,114	-	-11	-11
Total above	18,314	13,439	31,753	22,737	21,325	44,062	24	59	39
Other	3,461	1,356	4,817	3,443	1,766	5,209	-1	30	8
World total	21,775	14,795	36,570	26,179	23,091	49,270	20	56	35

*Provisional.

Source: LBMA, Thomson Reuters GFMS, World Gold Council

16_17

Table 12: Consumer demand in selected countries: four-quarter totals (tonnes)

	12 months ended Q2'12			12 months ended Q2'13*			Year on Year % change		
	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total
India	503.2	270.3	773.5	636.6	411.9	1,048.5	27	52	36
Greater China	555.6	270.6	826.2	640.7	357.6	998.3	15	32	21
China	521.2	261.6	782.8	601.5	345.2	946.7	15	32	21
Hong Kong	27.4	1.9	29.3	31.8	2.5	34.2	16	29	17
Taiwan	7.0	7.1	14.2	7.5	9.9	17.3	6	39	23
Japan	17.0	-33.1	-16.1	17.7	-7.0	10.7	4	-	-
Indonesia	31.3	27.0	58.3	33.4	22.8	56.2	7	-16	-4
South Korea	11.1	2.8	13.9	9.9	3.2	13.2	-11	17	-5
Thailand	3.4	104.3	107.7	3.2	92.2	95.4	-6	-12	-11
Vietnam	12.1	93.2	105.3	11.4	66.0	77.4	-5	-29	-26
Middle East	152.0	33.4	185.3	172.5	35.2	207.7	14	5	12
Saudi Arabia	48.8	17.5	66.3	51.2	17.5	68.7	5	0	4
Egypt	35.2	2.3	37.5	47.0	2.5	49.5	34	12	32
UAE	50.3	10.6	60.9	56.0	11.2	67.2	11	5	10
Other Gulf	17.6	3.0	20.6	18.3	4.0	22.3	4	33	8
Turkey	63.4	74.2	137.6	69.9	83.2	153.1	10	12	11
Russia	66.8	-	66.8	70.9	-	70.9	6	-	6
USA	112.2	68.8	181.0	109.2	71.2	180.4	-3	3	0
Europe ex CIS	47.7	368.6	416.2	41.8	270.6	312.4	-12	-27	-25
Italy	25.9	-	25.9	21.5	-	21.5	-17	-	-17
UK	21.8	-	21.8	20.3	-	20.3	-6	-	-6
France	-	6.9	6.9	-	2.2	2.2	-	-68	-68
Germany	-	153.8	153.8	-	116.3	116.3	-	-24	-24
Switzerland	-	111.5	111.5	-	71.1	71.1	-	-36	-36
Other Europe	-	96.3	96.3	-	80.9	80.9	-	-16	-16
Total above	1,575.9	1,279.9	2,855.8	1,817.3	1,406.8	3,224.1	15	10	13
Other	265.1	130.3	395.4	294.1	131.5	425.6	11	1	8
World total	1,841.0	1,410.2	3,251.2	2,111.5	1,538.2	3,649.7	15	9	12

*Provisional.

Source: Thomson Reuters GFMS, World Gold Council

Gold Demand Trends | Second quarter 2013

Table 13: Consumer demand in selected countries: four-quarter totals (value, US$mn)

	12 months ended Q2'12			12 months ended Q2'13*			Year on Year % change		
	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total
India	27,063	14,567	41,631	32,618	21,127	53,745	21	45	29
Greater China	29,957	14,595	44,552	32,956	18,089	51,045	10	24	15
China	28,107	14,109	42,216	30,970	17,463	48,433	10	24	15
Hong Kong	1,472	103	1,575	1,604	125	1,729	9	21	10
Taiwan	378	383	760	382	501	883	1	31	16
Japan	914	-1,811	-897	910	-413	497	0	-	-
Indonesia	1,691	1,457	3,148	1,723	1,153	2,876	2	-21	-9
South Korea	601	147	748	514	163	677	-14	10	-10
Thailand	185	5,636	5,820	163	4,711	4,874	-12	-16	-16
Vietnam	650	5,034	5,684	583	3,380	3,963	-10	-33	-30
Middle East	8,162	1,798	9,960	8,784	1,793	10,578	8	0	6
Saudi Arabia	2,619	942	3,561	2,589	900	3,489	-1	-4	-2
Egypt	1,894	121	2,015	2,419	127	2,546	28	5	26
UAE	2,700	572	3,271	2,841	566	3,407	5	-1	4
Other Gulf	949	163	1,112	936	200	1,136	-1	23	2
Turkey	3,406	3,991	7,397	3,516	4,127	7,642	3	3	3
Russia	3,594	-	3,594	3,673	-	3,673	2	-	2
USA	6,055	3,713	9,768	5,726	3,620	9,345	-5	-3	-4
Europe ex CIS	2,569	19,878	22,447	2,212	13,833	16,045	-14	-30	-29
Italy	1,396	-	1,396	1,131	-	1,131	-19	-	-19
UK	1,173	-	1,173	1,081	-	1,081	-8	-	-8
France	-	376	376	-	116	116	-	-69	-69
Germany	-	8,291	8,291	-	5,913	5,913	-	-29	-29
Switzerland	-	6,026	6,026	-	3,655	3,655	-	-39	-39
Other Europe	-	5,184	5,184	-	4,148	4,148	-	-20	-20
Total above	84,847	69,004	153,851	93,377	71,583	164,960	10	4	7
Other	14,252	7,024	21,276	15,194	6,739	21,933	7	-4	3
World total	99,099	76,029	175,128	108,572	78,322	186,893	10	3	7

*Provisional.

Source: LBMA, Thomson Reuters GFMS, World Gold Council

18_19

Historical data for gold demand

Table 14: Historical data for gold demand[1]

	Tonnes						US$bn					
	Jewellery	Total bar and coin invest	ETFs and similar	Tech-nology	Central banks	Total	Jewellery	Total bar and coin invest	ETFs and similar	Tech-nology	Central banks	Total
2003	2,484	304	-	386	-620	2,594	29.0	3.6	-	4.5	-7.2	30.3
2004	2,616	354	133	419	-479	3,043	34.4	4.7	1.7	5.5	-6.3	40.0
2005	2,719	398	208	438	-663	3,100	38.9	5.7	3.0	6.3	-9.5	44.3
2006	2,300	417	260	468	-365	3,080	44.6	8.1	5.1	9.1	-7.1	59.8
2007	2,423	438	253	476	-484	3,106	54.2	9.8	5.7	10.6	-10.8	69.4
2008	2,304	875	321	461	-235	3,726	64.6	24.5	9.0	12.9	-6.6	104.4
2009	1,816	791	623	410	-34	3,606	56.8	24.7	19.5	12.8	-1.0	112.7
2010	2,020	1,218	382	465	77	4,163	79.5	47.9	15.0	18.3	3.0	163.9
2011	1,975	1,519	185	452	457	4,587	99.8	76.7	9.4	22.8	23.1	231.8
2012	1,896	1,256	279	407	544	4,383	101.7	67.4	15.0	21.9	29.2	235.2
Q2'07	666	135	-3	119	-145	773	14.3	2.9	-0.1	2.6	-3.1	16.6
Q3'07	604	112	139	117	-170	804	13.2	2.5	3.1	2.6	-3.7	17.6
Q4'07	578	65	80	111	-97	737	14.6	1.6	2.0	2.8	-2.4	18.6
Q1'08	484	101	73	122	-76	703	14.4	3.0	2.2	3.6	-2.3	20.9
Q2'08	559	149	4	124	-68	770	16.1	4.3	0.1	3.6	-1.9	22.2
Q3'08	694	283	149	119	-76	1,169	19.4	7.9	4.2	3.3	-2.1	32.7
Q4'08	567	346	95	96	-12	1,092	14.5	8.8	2.4	2.5	-0.3	27.9
Q1'09	356	147	465	88	-62	994	10.4	4.3	13.6	2.6	-1.8	29.0
Q2'09	445	210	68	102	9	834	13.2	6.2	2.0	3.0	0.3	24.7
Q3'09	492	210	42	107	10	861	15.2	6.5	1.3	3.3	0.3	26.6
Q4'09	522	211	42	113	10	897	18.5	7.5	1.5	4.0	0.4	31.7
Q1'10	528	252	6	114	58	958	18.8	9.0	0.2	4.1	2.1	34.2
Q2'10	415	307	296	116	14	1,147	16.0	11.8	11.4	4.5	0.5	44.1
Q3'10	514	313	50	120	23	1,019	20.3	12.3	2.0	4.7	0.9	40.2
Q4'10	564	346	30	116	-17	1,038	24.8	15.2	1.3	5.1	-0.8	45.6
Q1'11	555	401	-61	115	137	1,146	24.7	17.9	-2.7	5.1	6.1	51.1
Q2'11	491	339	54	118	66	1,068	23.8	16.4	2.6	5.7	3.2	51.7
Q3'11	457	422	87	115	141	1,222	25.0	23.1	4.8	6.3	7.7	66.9
Q4'11	472	358	104	103	113	1,151	25.6	19.4	5.7	5.6	6.1	62.5
Q1'12	491	345	53	106	115	1,110	26.7	18.7	2.9	5.8	6.3	60.3
Q2'12	421	286	0	103	165	975	21.8	14.8	0.0	5.3	8.5	50.4
Q3'12	462	288	138	102	113	1,103	24.5	15.3	7.3	5.4	6.0	58.6
Q4'12	522	337	88	96	151	1,196	28.9	18.7	4.9	5.3	8.4	66.2
Q1'13	551	406	-177	102	110	992	28.9	21.3	-9.3	5.4	5.8	52.1
Q2'13[2]	576	508	-402	104	71	856	26.2	23.1	-18.3	4.7	3.2	39.0

1 See footnotes to Table 4 for definitions and notes.
2 Provisional.

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Gold Demand Trends | Second quarter 2013

Appendix

Chart 7: Gold demand in tonnes and the gold price (US$/oz)



Tonnes, US$/oz
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Q2'10
Q4'10
Q2'11
Q4'11
Q2'12
Q4'12
Q2'13
Tonnes (Q2 darker colour)
London PM fix (US$/oz)

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Chart 8: Gold demand in tonnes and value (US$bn)



Tonnes
US$bn
1,400
1,200
1,000
800
600
400
200
0
80
70
60
50
40
30
20
10
0
Q2'10
Q4'10
Q2'11
Q4'11
Q2'12
Q4'12
Q2'13
Tonnes (Q2 darker colour)
Value (US$bn, rhs)

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Chart 9: Gold demand by category in tonnes and the gold price (US$/oz)



Tonnes, US$/oz
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
-200
Q2'10
Q4'10
Q2'11
Q4'11
Q2'12
Q4'12
Q2'13
Jewellery
Technology
Investment
Central bank net purchases
London PM fix (US$/oz)

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Chart 10: Jewellery demand in tonnes and value (US$bn)



Tonnes
US$bn
700
600
500
400
300
200
100
0
35
30
25
20
15
10
5
0
Q2'10
Q4'10
Q2'11
Q4'11
Q2'12
Q4'12
Q2'13
Tonnes (Q2 darker colour)
Value (US$bn, rhs)

Source: LBMA, Thomson Reuters GFMS, World Gold Council

20_21

Chart 11: Holdings in Exchange Traded Funds (tonnes) and the gold price (US$/oz)

Tonnes 3,000 2,500 2,000 1,500 1,000 500 0

Q2’10 Q4’10 Q2’11 Q4’11 Q2’12 Q4’12 Q2’13

ETFs (ex GLD) GLD London PM fix (US$/oz, rhs)

Source: Thomson Reuters GFMS, www.exchangetradedgold.com, World Gold Council

US$/oz 1,800 1,600 1,400 1,200 1,000 800 600

Chart 12: Jewellery demand in tonnes (Q2’13 vs Q1’13)

Tonnes 200 180 160 140 120 100 80 60 40 20 0

India China Hong Kong Taiwan Japan Indonesia South Korea Thailand Vietnam Saudi Arabia Egypt UAE Other Gulf Turkey Russia USA Italy UK

Q1’13 Q2’13

Source: Thomson Reuters GFMS, World Gold Council

Chart 13: Jewellery demand by country in US$ (Q2’13 vs Q2’12, % change)

% change 50 40 30 20 10 0 -10 -20 -30 -40

India China Hong Kong Taiwan Japan Indonesia South Korea Thailand Vietnam Saudi Arabia Egypt UAE Other Gulf Turkey Russia USA Italy UK

Source: Thomson Reuters GFMS, World Gold Council

Chart 14: Jewellery demand by country in tonnes (4-quarter rolling total, % change)

% change 40 30 20 10 0 -10 -20

India China Hong Kong Taiwan Japan Indonesia South Korea Thailand Vietnam Saudi Arabia Egypt UAE Other Gulf Turkey Russia USA Italy UK

Source: Thomson Reuters GFMS, World Gold Council

Gold Demand Trends | Second quarter 2013

Chart 15: Total investment demand in tonnes

Tonnes 700 600 500 400 300 200 100 0 -100 -200

Q2’10 Q4’10 Q2’11 Q4’11 Q2’12 Q4’12 Q2’13

Investment OTC Investment and stock flows

Source: Thomson Reuters GFMS, World Gold Council

Chart 16: Total bar and coin demand by category in tonnes

Tonnes 400 350 300 250 200 150 100 50 0

Q2’10 Q4’10 Q2’11 Q4’11 Q2’12 Q4’12 Q2’13

Physical bar demand Official coin Medals/imitation coin

Source: Thomson Reuters GFMS, World Gold Council

Chart 17: Total bar and coin demand in tonnes

(Q2’13 and Q1’13)

Tonnes 140 120 100 80 60 40 20 0 -20

India China Hong Kong Taiwan Japan Indonesia South Korea Thailand Vietnam Middle East Saudi Arabia Egypt UAE Other Gulf Turkey USA Europe ex CIS France Germany Switzerland

Q1’13 Q2’13

Source: Thomson Reuters GFMS, World Gold Council

Chart 18: Total bar and coin demand in tonnes

(Q2’13 and Q2’12)

Tonnes 140 120 100 80 60 40 20 0

India China Hong Kong Taiwan Japan Indonesia South Korea Thailand Vietnam Middle East Saudi Arabia Egypt UAE Other Gulf Turkey USA Europe ex CIS France Germany Switzerland

Q2’12 Q2’13

Source: Thomson Reuters GFMS, World Gold Council

22_23

Chart 19: European total bar and coin demand in tonnes

Chart 20: Technology demand by category in tonnes

Tonnes

Tonnes

160

140

140

120

120

100

100

80

80

60

60

40

40

20

20

0

0

Q2’10 Q4’10 Q2’11 Q4’11 Q2’12 Q4’12 Q2’13

Q2’10 Q4’10 Q2’11 Q4’11 Q2’12 Q4’12 Q2’13

Switzerland

Germany

Electronics

Other industrial

Dentistry

France

Other Europe

Source: Thomson Reuters GFMS, World Gold Council

Source: Thomson Reuters GFMS, World Gold Council

Chart 21: Q2’13 average gold price (% change)

% change

10

5

0

-5

-10

-15

-20

US$/oz Rs/10g ¥/g TL/g RMB/g €/oz £/oz

CHF/kg

YoY

QoQ

Source: LBMA, Thomson Reuters Datastream, World Gold Council

Gold Demand Trends | Second quarter 2013

Notes and definitions

All statistics (except where specified) are in weights of fine gold

“–”Not applicable or Not available

Consumer demand

The sum of jewellery and total bar and coin purchases for a country i.e. the amount of gold acquired directly by individuals.

Dental

The first transformation of raw gold into intermediate or final products destined for dental applications such as dental alloys.

ETFs and similar products

Exchange Traded Funds and similar products including: Gold Bullion Securities (London), Gold Bullion Securities (Australia), SPDR® Gold Shares (formerly streetTRACKS Gold Shares), NewGold Gold Debentures, iShares Comex Gold Trust, ZKB Gold ETF, GOLDIST, ETF Securities Physical Gold, ETF Securities (Tokyo), ETF Securities (NYSE), XETRA-GOLD, Julius Baer Physical Gold, Central Fund of Canada and Central Gold Trust, Swiss Gold, iShares Gold Bullion Fund (formerly Claymore Gold Bullion ETF), Sprott Physical Gold Trust, ETF Securities Glitter, Mitsubishi Physical Gold ETF, CS ETF II (formerly Credit Suisse Xmtch II) and Dubai Gold Securities.

Fabrication

Fabrication is the first transformation of gold bullion into a semi-finished or finished product.

Jewellery

All newly-made carat jewellery and gold watches, whether plain gold or combined with other materials. Excluded are: second-hand jewellery; other metals plated with gold; coins and bars used as jewellery; and purchases funded by the trading-in of existing jewellery.

London PM fix

Unless described otherwise, gold price values are based on the London PM fix.

Mine production

Formal and informal output.

Net producer hedging

This measures the impact in the physical market of mining companies’ gold forward sales, loans and options positions. Hedging accelerates the sale of gold, a transaction which releases gold (from existing stocks) to the market. Over time, hedging activity does not generate a net increase in the supply of gold. De-hedging, the process of closing out hedged positions, has the opposite impact and will reduce the amount of gold available to the market in any given quarter.

Central bank net purchases

Gross purchases less gross sales by central banks and other official institutions. Swaps and the effects of delta hedging are excluded.

OTC investment and stock flows

Partly a statistical residual, this data is largely reflective of demand in the opaque over-the-counter (OTC) market, with an additional contribution occasionally from changes to fabrication inventories.

Physical bar demand

Global investment in physical gold in bar form.

Recycled gold (previously gold scrap)

Gold sourced from old fabricated products which has been recovered and refined back into bars.

Technology

This captures all gold used in the fabrication of electronics, dental, medical, industrial, decorative and other technological applications, with electronics representing the largest component of this category. This includes gold destined for plating jewellery.

Tonne

1,000 kg or 32,151 troy oz of fine gold.

Total bar and coin demand

This comprises individuals’ purchases of coins and bars, defined according to the standard adopted by the European Union for investment gold, but includes demand for coins and bars in both the western and non-western markets. Medallions of at least 99% purity, wires and lumps sold in small quantities are also included. In practice this includes the initial sale of many coins destined ultimately to be considered as numismatic rather than bullion. It excludes second-hand coins and is measured as net purchases.

Total investment

Represents the amalgamation of all components of investment demand, including all demand for physical bars and coins, demand for ETFs and similar products, and OTC investment and stock flows.

Revisions to data

All data may be subject to revision in the light of new information.

Historical data

Data covering a longer time period will be available on Bloomberg after initial publication of this report; alternatively, contact Thomson Reuters GFMS Ltd (+44 20 7369 7015; jadwiga.zajac@thomsonreuters.com).

24_25

THOMSON REUTERS

Sources, copyright and disclaimers

© 2013 World Gold Council. Where expressly identified as such, the gold supply and demand statistics contained in this report were compiled by Thomson Reuters GFMS. Thomson Reuters GFMS retains all rights in such statistics © 2013.

All rights reserved. Save for the following, no organisation or individual is permitted to reproduce, distribute or otherwise use the statistics relating to gold supply and demand in this report without the written agreement of the copyright owners. The use of the statistics in this report is permitted for the purposes of review and commentary (including media commentary), subject to the two pre-conditions that follow. The first pre-condition is that only limited data extracts be used. The second precondition is that all use of these statistics is accompanied by a clear acknowledgement of the World Gold Council and, where appropriate, of Thomson Reuters GFMS, as their source. Brief extracts from the commentary and other World Gold Council material are permitted provided World Gold Council is cited as the source. It is not permitted to reproduce, distribute or otherwise use the whole or a substantial part of this report or the statistics contained within it.

Whilst every effort has been made to ensure the accuracy of the information in this document, neither World Gold Council nor Thomson Reuters GFMS can guarantee such accuracy. Furthermore, the material contained herewith has no regard to the specific investment objectives, financial situation or particular needs of any specific recipient or organisation. It is published solely for informational purposes. It does not purport to make any recommendations and is not to be construed as a solicitation or an offer to buy or sell gold, any gold-related products, commodities, securities or related financial instruments.

No representation or warranty, either express or implied, is provided in relation to the accuracy, completeness or reliability of the information contained herein. The World Gold Council and Thomson Reuters GFMS do not accept responsibility for any losses or damages arising directly, or indirectly, from the use of this document.

This report contains forward-looking statements. The use of the words “believes,” “expects,” “may,” or “suggests,” or words of similar import, identifies a statement as “forward-looking.” The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the analysis of World Gold Council based on statistics compiled by Thomson Reuters GFMS. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions all of which are difficult or impossible to predict accurately. In addition, the demand for gold and the international gold markets are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the World Gold Council that the forward-looking statements will be achieved. We caution you not to place undue reliance on our forward-looking statements. Except in the normal course of our publication cycle, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, and we assume no responsibility for updating any forward-looking statements.

Gold Demand Trends | Second quarter 2013

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Published: August 2013

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